SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at March 20, 2007

ROCKWELL VENTURES INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer
Date: March 20, 2007

* Print the name and title of the signing officer under his signature.
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  Suite 1020 - 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.rockwellventures.com

NEWS RELEASE
ROCKWELL REPORTS ON OPERATIONS AT VAN WYK

March 20, 2007, Vancouver, BC - John W. Bristow, President and Chief Operating Officer of Rockwell Ventures Inc. ("Rockwell", or the "Company") (TSXV: RVI; OTCBB: RVINF), is pleased to report on operations at the Company's Holpan/Klipdam and Wouterspan Projects (the "Van Wyk operations") and outlook for its potential acquisitions from Trans Hex Group (see Rockwell News Releases of March 6 and 12, 2007).

Rockwell acquired a 51% interest in the Van Wyk operations though the purchase of Durnpike Investments (Pty) Ltd. completed earlier this year, and began receiving revenues from the operations in January 2007. The Company plans to increase its equity ownership in the Van Wyk operations from 51% to 74% in the first half of 2007, concomitant with an inward listing on the Johannesburg Stock Exchange.

The eleven month period presented encompasses the period since Rockwell has been involved in the management and operations of the Van Wyk operations. The table below highlights the carat production and corresponding sales for each of the Van Wyk operations, by quarter. Monetary figures below are presented in Canadian Dollars ("$") or South African Rand ("R") unless otherwise stated, and are unaudited.

Operations at Wouterspan experienced significant growth in production volume, carats produced and operating profitability during the 11 months ended January 31, 2007, primarily as a result of introducing a three-shift continuous mining operations schedule during 2006. During the first quarter (Q1; the period ending May 31, 2006), production volume was still at the start-up level of approximately 160,000 tonnes (76,190 cubic metres) per month. Nonetheless, a realized grade of 0.31 cpht (0.65 carats per hundred cubic metres), diamond sales values in excess of US$1,800 ($2,050) per carat and operating costs of approximately R17 ($3.11) per tonne (R35.70 [$6.53] per cubic metre) resulted in an operating margin of 54%. Operating results during the second quarter (Q2; the period ending August 31, 2006) improved on Q1, with monthly production volume increasing significantly to 325,000 tonnes (154,762 cubic metres) by the end of Q2 and averaging 270,000 tonnes per month for the quarter. A realized grade of 0.32 cpht (0.67 carats per hundred cubic metres), diamond sales values in excess of US$1,900 ($2,120) per carat and operating costs of approximately R19 ($3.04) per tonne (R39.90 [$6.38] per cubic metre) resulted in an operating margin of 52% for Q2.

Wouterspan production volumes increased in the third quarter (Q3; the period ending November 30, 2006) to an average of 295,000 tonnes (140,476 cubic metres) per month. A number of high value stones contributed to diamond sales values in excess of US$3,500 ($3,940) per carat, resulting in an operating margin of 68% for the quarter. While seasonal maintenance in December and the holiday shut-down thereafter resulted in lower production and higher operating costs for the two months ending January 31, 2007, the high value stones resulted in diamond sales values in excess of US$5,000 ($5,825) per carat and an operating margin of 71% during the period. For the 11 months ended January 31, 2007, operating results at Wouterspan produced an average diamond sales value of US$2,900 ($3,290) per carat, operating costs of R22.40 ($3.70) per tonne (R47.04 [$7.76] per cubic metre) and an operating margin before depreciation, interest and taxes of 64% or approximately US$15.4 million ($17.5 million).

Operating production results at Holpan/Klipdam were consistent during Q1 and Q2, with approximately 250,000 tonnes (119,048 cubic metres) of production per month, consistent diamond sales values in the $US1,100 ($1,240) per carat range and operating costs before depreciation, interest and taxes of approximately R21 ($3.63) per tonne (R44.10 ($7.62) per cubic metre), resulting in an operating margin of 40% for the first 6 months of the year. While production volume was higher and more efficient during Q3, operating results were lower due to lower realized grades (0.43 cpht or 0.90 carats per hundred cubic metres) and diamond sales values US$775 ($875) per carat for the quarter. For the 2 month period ending January 31, 2007, approximately one month of production was lost due to the holiday shut down and annual maintenance; both of these factors contributed to seasonally higher costs. Operating results at Holpan/Klipdam for the 11 month period ended January 31, 2007 are an average monthly production of 240,000 tonnes (114,286 cubic metres), an average grade of 0.47 cpht (0.99 carats per hundred cubic metres), diamond sales values of US$950 ($1,079) per carat and an operating margin before depreciation, interest and taxes of 28% or approximately US$3.6 million ($4.1 million).

For 2007, the Company intends to further increase production at the above operations and increase operating efficiencies. Maintenance work will be scheduled throughout the year, the previous lengthy Christmas shutdown period will be reduced to the minimum legal requirement, and a three-shift continuous mining schedule will be introduced at Holpan/Klipdam. Particular focus will be placed on enhancing through-put and increasing production at Holpan/Klipdam. Rockwell will also increase its equity ownership in the above projects from 51% to 74%.

On March 6, 2007, Rockwell and Trans Hex Group Limited ("Trans Hex") announced that the companies had entered into an agreement whereby a wholly owned South African subsidiary of Rockwell could acquire two open pit alluvial diamond mines and three alluvial diamond exploration projects from Trans Hex. The two open pit alluvial diamond mines, namely Saxendrift and Niewejaarskraal, and the three alluvial diamond exploration projects, namely Kwartelspan, Zwemkuil-Mooidraai and Remhoogte-Holsloot, are located along the southern bank of the Middle Orange River between Douglas and Prieska in South Africa and are collectively referred to as the "Middle Orange River Operations" ("MORO"). Rockwell's Wouterspan alluvial diamond operation is located on the north bank of the Middle Orange River, immediately adjacent to the Saxendrift and Niewejaarskraal diamond mines.

Projections:

The projections stated below are based on certain assumptions. There is a significant risk that the actual results will vary, perhaps materially, from the results projected below.

In its production planning for the Saxendrift and Niewejaarskraal operations, Rockwell has used the geologic compilation, trial mining, and bulk sampling information compiled by Venmyn Rand (Pty) Ltd. for grades and values of sales as reported in a competent persons report dated February 2006 (the "Venmyn Report") ( see Rockwell News Release March 12, 2007). The production costs used are actual results from the Company's Wouterspan operation. The Company projects that, during the six month start up phase, the monthly mining volume delivered to the process plant would be approximately 150,000 tonnes, or 71,429 cubic metres, at an average cash operating cost of ZAR25 ($4.00) per tonne, or ZAR50 ($8.00) per cubic meter. Carat production based on the established grades of 0.82 carats per cubic metre or 0.39 cpht is projected to be approximately 585 carats per month or 1,755 carats per quarter, and approximately 975 carats per month or 2,925 carats per quarter during steady state operations. Average diamond prices for Saxendrift of approximately US$1,400 ($1,680) per carat are from the Venmyn Report.

The following table projects revenue and operating costs over the first twelve months after the commencement of production at Saxendrift. The Niewejaarskraal mine will be reopened and brought into production on a similar basis once Saxendrift has reached a steady state position.

As Saxendrift is on the opposite bank of the river from Wouterspan, the nature of the deposit and the operating conditions are expected to be very similar. The planned sequence for the Saxendrift operation is as follows: During the first and second quarter (Q1 and Q2 in the table above), Rockwell will upgrade and equip the operation to attain the optimal tonnage throughput. The infrastructure in place at Wouterspan will be utilized and the Company anticipates that this will help keep the overhead costs down. As the operation is expected to be similar to Wouterspan, Rockwell is projecting a cost of R25 ($4.00) per tonne (based on the actual costs of R22.37 ($3.70) per tonne achieved at Wouterspan for the 11 months to the end of January 2007). Costs for Saxendrift are projected to initially be slightly higher because it will take some time for the Saxendrift operation to reach optimum capacity. The Company expects that costs should decrease slightly when full production is reached.

The exchange rates used were obtained from First National Bank. The margins were estimated using a price of US$1,400 ($1,680) per carat and these are from the Venmyn Report. These are lower than diamond sales values that have actually been achieved at Wouterspan and therefore are considered to be conservative.

Planned restart and capital expansion expenditures at Saxendrift, including the addition of new rotary pan plants to the existing plant, an expanded earth moving fleet, and upgrading and refurbishment of the final recovery plant will be provided by equity capital of approximately R18.75 million ($3.0 million) and through operating lease arrangements. Working capital investments will be on the order of R10 million, ($1.6 million). Excellent infrastructure by way of roads, security infrastructure, accommodation, water pipelines and electricity supply is already established at Saxendrift.

The acquisition of the MORO provides Rockwell with the near term ability to further increase its annual carat production with modest capital outlay and a relatively short development period. The additional farms in the package provide excellent opportunities to more than double the production of high value gemstone diamonds similar to those already being produced at Wouterspan.

Rockwell currently has approximately $18.9 million in cash in Canada, plus a further R18.5 million ($3.1 million) in cash in South Africa, for a total of approximately $22.0 million. Of these amounts, approximately $17.1 million is restricted. Hence, Rockwell is well positioned to develop the Middle Orange River project.

Commenting on the transaction, John Bristow, President and COO of Rockwell said, "Successful acquisition of the Trans Hex properties across the river from Wouterspan will provide a significant step in our growth strategy and, on implementation, will allow us to add value for shareholders by doubling our resource base, maximizing the use of existing infrastructure through operational synergies between Saxendrift and Wouterspan operations and consolidating all of the existing material Middle Orange River Operations and Projects. This acquisition is in line with our strategy of becoming a significant African development, mining, and exploration company."

David Copeland, P.Eng., a qualified person who is also the Chief Executive Officer and a Director of Rockwell, has reviewed this news release and has supervised the preparation of the scientific or technical information that forms the basis of this news release.

For further details on Rockwell Ventures Inc., please visit the Company's website at www.rockwellventures.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John W. Bristow
President and Chief Operating Officer

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that Rockwell expects are forward-looking statements. Although the Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and Rockwell's home jurisdiction filings that are available at www.sedar.com.